SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

Press Release

For Immediate Release

OTI Receives Commercial Orders for Implementation of EasyFuel Pay-at- the-Pump in the Petroleum Market in North America

New Customer Orders Equipment for more than 100 stations

Fort Lee, NJ – March 19, 2007 – On Track Innovations (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions today announced that it received orders from an energy company in North America for OTI’s EasyFuel pay-at-the-pump contactless payment solution. The initial plan is to rollout 130 gas stations with a pay-at-the-pump infrastructure supporting contactless payments programs from major financial institutions, such as MasterCard PayPass including EMV M/Chip, Visa contactless program, ExpressPay from American Express and Discover Zip as well as loyalty programs and third party applications, and more. Initial installations are expected in the second half of this year.

The OTI EasyFuel pay-at-the-pump solution combines the unique advantages, know-how and capabilities of OTI’s Payment and Petroleum payment products. It provides oil companies with the ability to quickly and cost effectively upgrade their infrastructure to accept contactless payments. The OTI EasyFuel solution is dispenser independent, allowing it to interface with different kinds of dispensers. The solution is completely wireless, with no wires required in installation, reducing installation and maintenance costs significantly. EasyFuel is suitable for outdoor environment and built to withstand harsh weather conditions.

Oded Bashan, Chairman, President & CEO of OTI commented, “we believe EasyFuel gives oil companies an advantage and opportunity to increase market share by addressing the needs of both the commercial and retail markets in an easy, cost-effective way, where oil companies can upgrade their payment options to contactless regardless of their dispenser type or their existing infrastructure.”

EasyFuel has built-in benefits in its product design and marketing approach. EasyFuel is the perfect way for oil companies to increase market share by offering a unique solution addressing the needs of both the retail and commercial drivers. As the EasyFuel infrastructure supports both the contactless payment programs of the major card associations as well as proprietary loyalty programs, creating a flexible and modular platform that allows oil companies to address the main forms of contactless payments in the market, with minimum impact on the station.

EasyFuel allows oil companies to increase market share among commercial drivers, by offering a smart contactless vehicle tag and driver identification, allowing for verification that the right kind of fuel is going to the right tank, that an eligible driver is fueling the vehicle and the automatic capturing of odometer reading and vehicle diagnostics.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets.  Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the failure of the energy company to use OTI solutions, our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:
Galit Mendelson
Director of Corporate Communications
201 944 5200 ext. 111
galit@otiglobal.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 20th, 2007